Exhibit 99 .1

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As used herein, “AGSA” or the “Company” refer to Ardagh Group S.A., and “we”, “our”, “us”, “Ardagh” and the “Group” refer to AGSA and its consolidated subsidiaries, unless the context requires otherwise.

Ardagh Group S.A.

Table of contents	Exhibit 99 .1

ARDAGH GROUP S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended March 31, 2020			Three months ended March 31, 2019
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,622	–	1,622	1,639	–	1,639
Cost of sales		(1,360)	–	(1,360)	(1,386)	(9)	(1,395)
Gross profit		262	–	262	253	(9)	244
Sales, general and administration expenses		(98)	(3)	(101)	(81)	(2)	(83)
Intangible amortization		(58)	–	(58)	(58)	–	(58)
Operating profit		106	(3)	103	114	(11)	103
Net finance expense	6	(34)	–	(34)	(132)	–	(132)
Share of post-tax profit/(loss) in equity accounted joint venture	9	1	(4)	(3)	–	–	–
Profit/(loss) before tax		73	(7)	66	(18)	(11)	(29)
Income tax (charge)/credit		(24)	14	(10)	6	2	8
Profit/(loss) from continuing operations		49	7	56	(12)	(9)	(21)
Profit from discontinued operation, net of tax	15	–	27	27	35	(1)	34
Profit for the period		49	34	83	23	(10)	13

Profit attributable to:
Equity holders				83			13
Non-controlling interests				–			–
Profit for the period				83			13

Earnings per share:
Basic and diluted earnings per share attributable to equity holders	7			$0.35			$0.06

Earnings/(loss) per share from continuing operations:
Basic and diluted earnings/(loss) per share from continuing operations attributable to equity holders	7			$0.24			$(0.09)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Three months ended March 31,
		2020	2019
	Note	$'m	$'m
Profit for the period		83	13

Other comprehensive expense:
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		(15)	2
		(15)	2
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		4	51
-Movement out of reserve to income statement		(15)	(20)
-Movement in deferred tax		6	(3)
		(5)	28
(Loss) recognized on cost of hedging:
-New fair value adjustments into reserve		(4)	(5)
		(4)	(5)

Share of other comprehensive income in equity accounted joint venture	9	5	–

Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	12	(35)	(40)
-Deferred tax movement on employee benefit obligations		18	9
		(17)	(31)

Share of other comprehensive income in equity accounted joint venture	9	6	–

Total other comprehensive expense for the period		(30)	(6)

Total comprehensive income for the period		53	7

Attributable to:
Equity holders		53	7
Non-controlling interests		–	–
Total comprehensive income for the period		53	7

Attributable to equity holders:
Continuing operations		26	(1)
Discontinued operation		27	8
Total comprehensive income for the period		53	7

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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 ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At March 31,	At December 31,
		2020	2019
	Note	$'m	$'m

Non-current assets
Intangible assets	8	2,793	2,884
Property, plant and equipment	8	2,621	2,677
Derivative financial instruments		70	4
Deferred tax assets		223	204
Investment in material joint venture	9	374	375
Other non-current assets		67	68
		6,148	6,212
Current assets
Inventories		1,010	964
Trade and other receivables		907	734
Contract assets		176	151
Derivative financial instruments		2	3
Cash and cash equivalents		962	614
		3,057	2,466
TOTAL ASSETS		9,205	8,678
Equity attributable to owners of the parent
Issued capital	10	23	23
Share premium		1,292	1,292
Capital contribution		485	485
Other reserves		151	165
Retained earnings		(2,109)	(2,181)
		(158)	(216)
Non-controlling interests		1	1
TOTAL EQUITY		(157)	(215)
Non-current liabilities
Borrowings	11	5,775	5,524
Lease obligations	11	284	291
Employee benefit obligations		730	716
Derivative financial instruments		10	44
Deferred tax liabilities		342	344
Provisions		29	29
		7,170	6,948
Current liabilities
Borrowings	11	535	22
Lease obligations	11	75	73
Interest payable		41	60
Derivative financial instruments		44	17
Trade and other payables		1,345	1,628
Income tax payable		106	97
Provisions		46	48
		2,192	1,945
TOTAL LIABILITIES		9,362	8,893
TOTAL EQUITY and LIABILITIES		9,205	8,678

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent
				Foreign
				currency	Cash flow	Cost of			Non-
	Share	Share	Capital	translation	hedge	hedging	Retained		controlling	Total
	capital	premium	contribution	reserve	reserve	reserve	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
At January 1, 2019	23	1,292	485	86	(72)	31	(3,401)	(1,556)	1	(1,555)
Profit for the period	–	–	–	–	–	–	13	13	–	13
Other comprehensive income/(expense)	–	–	–	2	28	(5)	(31)	(6)	–	(6)
Hedging losses transferred to cost of inventory	–	–	–	–	3	–	–	3	–	3
Dividends paid (Note 14)	–	–	–	–	–	–	(33)	(33)	–	(33)
At March 31, 2019	23	1,292	485	88	(41)	26	(3,452)	(1,579)	1	(1,578)

At January 1, 2020	23	1,292	485	165	(11)	11	(2,181)	(216)	1	(215)
Profit for the period	–	–	–	–	–	–	83	83	–	83
Other comprehensive expense	–	–	–	(10)	(5)	(4)	(11)	(30)	–	(30)
Hedging losses transferred to cost of inventory	–	–	–	–	5	–	–	5	–	5
At March 31, 2020	23	1,292	485	155	(11)	7	(2,109)	(158)	1	(157)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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ARDAGH GROUP S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended March 31,
		2020	2019
	Note	$'m	$'m
Cash flows from operating activities
Cash (used in)/generated from continuing operations	13	(191)	90
Interest paid		(84)	(80)
Income tax paid		(12)	(15)
Net cash used in operating activities - continuing operations		(287)	(5)
Net cash used in operating activities - discontinued operation(i)		–	(2)
Net cash used in operating activities		(287)	(7)

Cash flows from investing activities
Purchase of property, plant and equipment		(124)	(149)
Purchase of software and other intangibles		(2)	(5)
Investing cash flows used in continuing operations		(126)	(154)
Investing cash flows used in discontinued operation		–	(40)
Net cash used in investing activities		(126)	(194)

Cash flows from financing activities
Proceeds from borrowings		832	169
Repayment of borrowings		(18)	(2)
Lease payments		(22)	(18)
Deferred debt issue costs paid		(5)	(2)
Dividends paid	14	–	(33)
Consideration paid on extinguishment of derivative financial instruments		–	(14)
Financing cash flows from continuing operations		787	100
Financing cash flows from discontinued operation		–	(2)
Net cash inflow from financing activities		787	98

Net increase/(decrease) in cash and cash equivalents		374	(103)

Cash and cash equivalents at beginning of period		614	530
Foreign exchange losses on cash and cash equivalents		(26)	(11)
Cash and cash equivalents at end of period		962	416

(i) Operating cash flows for discontinued operations for the three months ended March 31, 2019, include interest and income tax payments of $1 million and $1 million respectively.

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Group S.A.

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ARDAGH GROUP S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Group S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011.

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) are a leading supplier of sustainable innovative, value-added rigid packaging solutions. The Group’s products include metal beverage cans, as well as glass containers primarily for beverage and food markets. End-use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and water, as well as food and pharmaceuticals. Ardagh also holds a stake of approximately 42% in Trivium Packaging B.V. (“Trivium”), a leading supplier of metal packaging in the form of cans and aerosol containers, serving a broad range of end-use categories, principally including food, seafood, pet food and nutrition, as well as beauty and personal care.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The significant accounting policies that have been applied to the unaudited consolidated interim financial statements are described in Note 3.

2.     Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited consolidated interim financial statements. The Directors are required to prepare financial information for each financial period on the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the unaudited consolidated interim financial statements, the Directors are required to:

-select suitable accounting policies and then apply them consistently;

-make judgments and estimates that are reasonable and prudent; and

-prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited consolidated interim financial statements. Changes to accounting policies applied in the three months ended March 31, 2020 are outlined in Note 3.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardaghgroup.com.

The unaudited consolidated interim financial statements were approved for issue by the board of directors of Ardagh Group S.A. (the “Board”) on April 22, 2020.

3.     Summary of significant accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three months ended March 31, 2020 and 2019, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should

Ardagh Group S.A.

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be read in conjunction with the Annual Report for the year ended December 31, 2019 which was prepared in accordance with International Financial Reporting Standards (“IFRS”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report.

Recent changes in accounting pronouncements

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2020 have been assessed by the Directors and as a result, no new standards or amendments to existing standards effective January 1, 2020 are expected to have a material impact for the Group. The Directors’ assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

4.     Segment analysis

Following the Group’s announcement in July 2019, to combine the Food and Specialty Metal Packaging business (“Food & Specialty”) with that of the Exal Corporation (“Exal”) to form Trivium, the composition of the Group’s operating and reporting segments changed. Food and Specialty was classified as a  discontinued operation.  This reflected the basis on which the Group’s performance is reviewed by management and presented to the Board, which has been identified as the Chief Operating Decision Maker (“CODM”) for the Group. The following are the Group’s four operating and reportable segments,  with prior year information being updated accordingly:

•	Metal Beverage Packaging Europe
•	Metal Beverage Packaging Americas
•	Glass Packaging Europe
•	Glass Packaging North America.

Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortisation, exceptional operating items and share of profit or loss in equity accounted joint venture. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue and revenue with joint ventures is not material.

Ardagh Group S.A.

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Reconciliation of profit for the period to Adjusted EBITDA

Three months ended March 31,
2020
$'m
Profit from continuing operations	56
Income tax charge	10
Net finance expense	34
Depreciation and amortization	167
Exceptional operating items	3
Share of post-tax loss in equity accounted joint venture	3
Adjusted EBITDA	273

	Three months ended March 31,
	2019
	Continuing	Discontinued
	Operations	Operation	Group
	$'m	$'m	$'m
(Loss)/profit for the period	(21)	34	13
Income tax (credit)/charge	(8)	17	9
Net finance expense	132	3	135
Depreciation and amortization	162	31	193
Exceptional operating items	11	2	13
Adjusted EBITDA	276	87	363

Segment results for the three months ended March 31, 2020 and 2019 are:

	Revenue		Adjusted EBITDA
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	385	392	54	69
Metal Beverage Packaging Americas	444	439	61	51
Glass Packaging Europe	384	392	89	85
Glass Packaging North America	409	416	69	71
Continuing operations	1,622	1,639	273	276
Discontinued operation	—	581	—	87
Group	1,622	2,220	273	363

No customer accounted for greater than 10% of total revenue from continuing operations in the three months ended March 31, 2020 (2019: none).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

Ardagh Group S.A.

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The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2020:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	381	1	3	385
Metal Beverage Packaging Americas	1	357	86	444
Glass Packaging Europe	369	4	11	384
Glass Packaging North America	–	409	–	409
Group	751	771	100	1,622

The following illustrates the disaggregation of revenue by destination for the three months ended March 31, 2019:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Metal Beverage Packaging Europe	390	1	1	392
Metal Beverage Packaging Americas	1	333	105	439
Glass Packaging Europe	378	2	12	392
Glass Packaging North America	–	416	–	416
Continuing operations	769	752	118	1,639
Discontinued operation	438	101	42	581
Group	1,207	853	160	2,220

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5.     Exceptional items

	Three months ended March 31,
	2020	2019
	$'m	$'m
Restructuring costs	–	6
Impairment	–	2
Start-up related costs	–	1
Exceptional items – cost of sales	–	9
Transaction-related costs	3	2
Exceptional items – SGA expenses	3	2
Share of exceptional items in material joint venture	4	–
Exceptional items from continuing operations	7	11
Exceptional income tax credit	(14)	(2)
Exceptional items from continuing operations, net of tax	(7)	9
Exceptional items from discontinued operation, net of tax	(27)	1
Total exceptional items, net of tax	(34)	10

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2020

Exceptional credit of $34 million has been recognized in the three months ended March 31, 2020, primarily comprising:

•	$3 million transaction-related and other costs.
•	$4 million from the share of exceptional items in the Trivium joint venture.
•	$14 million from tax credits primarily relating to recent U.S. tax reform.
•	$27 million credit arising from the remeasurement of the estimated consideration for the disposal of Food & Specialty, following advancement of the completion accounts process.

2019

Exceptional items of $10 million have been recognized in the three months ended March 31, 2019 primarily comprising:

•

$9 million related to the Group’s capacity realignment programs, including restructuring costs ($6 million), property, plant and equipment impairment charges ($2 million) and start-up related costs ($1 million). These costs were incurred in Glass Packaging North America ($8 million) and Metal Beverage Packaging Europe ($1 million)

•	$2 million transaction-related and other costs, primarily comprised of costs relating to integration and other transactions.
•	$2 million from tax credits primarily related to impairment in Glass Packaging North America.
•	$1 million exceptional items from discontinued operation.

Ardagh Group S.A.

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6.     Net finance expense

	Three months ended March 31,
	2020	2019
	$'m	$'m
Senior Secured and Senior Notes	57	102
Other interest expense	12	7
Interest expense	69	109
Net pension interest costs	4	4
Foreign currency translation (gains)/losses	(31)	10
(Gains)/losses on derivative financial instruments	(8)	9
Net finance expense from continuing operations	34	132
Net finance expense from discontinued operation	–	3
Net finance expense	34	135

7.     Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) for the period attributable to equity holders by the weighted average number of common shares outstanding during the period.

The following table reflects the income statement profit and share data used in the basic EPS calculations:

	Three months ended March 31,
	2020	2019
	$'m	$'m
Profit attributable to equity holders	83	13
Weighted average number of common shares for EPS (millions)	236.4	236.3
Earnings per share	$0.35	$0.06

	Three months ended March 31,
	2020	2019
	$'m	$'m
Profit/(loss) from continuing operations attributable to equity holders	56	(21)
Weighted average number of common shares for EPS (millions)	236.4	236.3
Earnings/(loss) per share from continuing operations	$0.24	$(0.09)

Diluted earnings per share is consistent with basic earnings per share as there are no dilutive potential common shares.

Please refer to note 10 for details of transactions involving ordinary shares for the three months ended March 31, 2020.

See note 15 for basic and diluted earnings per share from discontinued operation in 2020 and 2019.

Ardagh Group S.A.

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8.     Intangible assets and property, plant and equipment

					Total	Property,
		Customer	Technology		intangible	plant and
	Goodwill	relationships	and other	Software	assets	equipment
	$'m	$'m	$'m	$'m	$'m	$'m
Net book value at January 1, 2020	1,624	1,203	33	24	2,884	2,677
Additions	–	–	2	–	2	113
Charge for the period	–	(51)	(5)	(2)	(58)	(109)
Transfers	–	–	(1)	1	–	–
Foreign exchange	(16)	(19)	–	–	(35)	(60)
Net book value at March 31, 2020	1,608	1,133	29	23	2,793	2,621

At March 31, 2020, the carrying amount of the right-of-use assets included within property, plant and equipment was $313 million (December 31, 2019: $315 million).

 The Group recognized a  depreciation charge of $109 million in the three months ended March 31, 2020, of which $21 million (2019: $16 million) relates to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment indicators existed at the reporting date, or subsequently to the date that the unaudited consolidated interim finance statements were approved for issue by the board of directors, including assessing whether any cash-generating units (“CGU”) had experienced or is expected to experience prolonged cessation of operations or had suffered or is expected to suffer either an immediate significant decline in demand or prices and profitability as a result of COVID-19. In addition, management assessed the likely impact of potential reduced economic activity in the markets in which the Group operates.

The results of this assessment were such that management identified reduced anticipated future demand in respect of the Glass Packaging Europe group of CGUs. Therefore management considered the carrying amount of the Glass Packaging Europe group of CGUs and concluded that it is fully recoverable as at March 31, 2020 given the significant headroom that existed at December 31, 2019 and which continued to exist at March 31, 2020. Based on this assessment, a reasonably possible change to the operating cashflows for each group of CGUs would not reduce their recoverable amounts below their carrying values.

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9.     Investment in material joint venture

Investment in material joint venture is comprised of the Group’s approximate 42% investment in Trivium Packaging B.V. incorporated in the Netherlands, with corporate offices in Amsterdam. The remaining approximate 58% is held by Ontario Teachers Pension Plan Board (“Ontario Teachers”). As the Group jointly controls both the financial and operating policy decisions of Trivium, the investment is accounted for under the equity method. The shareholders of Trivium have entered into a Shareholders Agreement, dated October 31, 2019, which governs their relationship as owners of Trivium, including in respect of the governance of Trivium and its subsidiaries, their ability to transfer their shares in Trivium and other customary matters.

The following table provides aggregated financial information for Trivium as it relates to the amounts recognized in the income statement, statement of comprehensive income and statement of financial position.

Period ended March 31,
2020
$'m
Investment in joint venture	374
Loss for the period	(3)
Other comprehensive income	11
Total comprehensive income	8

The reconciliation of summarized financial information presented to the carrying amount of the Group’s interest in Trivium is set out below.

2020
$'m
Group's interest in net assets of joint venture - January 1, 2020	375
Share of total comprehensive income	8
Exchange	(9)
Carrying amount of interest in joint venture - March 31, 2020	374

In respect of the Group’s equity accounted investment in Trivium Packaging B.V., management has considered the carrying amount of the investment and concluded that it is fully recoverable as at March 31, 2020.

The Group is party to a Mutual Services Agreement (“MSA”) with Trivium, pursuant to which the Group and Trivium provide services to each other. The Services generally relate to administrative support in respect of treasury activities, tax reporting, procurement and logistics, R&D and certain IT services. The MSA provides for the sharing of certain facilities leased by the Group in connection with the provision of Services, with appropriate segregations in place between the Group’s entities, on the one hand, and Trivium, on the other hand.

The Group recognized income of $6 million in respect of the MSA in the three months ended March 31, 2020 (March 31, 2019: $nil).

The Group had balances outstanding with Trivium reflected within trade and other receivables of $70 million (December 31, 2019: $40 million) and trade and other payables of $10 million (December 31, 2019: $9 million).

Ardagh Group S.A.

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10.Issued capital and reserves

Share capital

Issued and fully paid shares:

	Class A common shares (par value €0.01)	Class B common shares (par value €0.10)	Total shares	Total
	(million)	(million)	(million)	$'m
At December 31, 2019	18.66	217.70	236.36	23
Share issuance	–	–	–	–
At March 31, 2020	18.66	217.70	236.36	23

There were no material share transactions in the three months ended March 31, 2020.

Ardagh Group S.A.

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11.Financial assets and liabilities

At March 31, 2020 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
4.250% Senior Secured Notes	USD	695	15-Sep-22	Bullet	695	695	–
2.750% Senior Secured Notes	EUR	741	15-Mar-24	Bullet	741	812	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	481	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,725	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	494	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Term Loan Credit Facility	USD	300	21-Mar-22	Bullet	300	300	–
Global Asset Based Loan Facility	USD	659	07-Dec-22	Revolving	532	532	127
Lease obligations	Various	–	–	Amortizing	–	359	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	3	1
Total borrowings / undrawn facilities						6,701	128
Deferred debt issue costs and bond premium						(32)	–
Net borrowings / undrawn facilities						6,669	128
Cash and cash equivalents						(962)	962
Derivative financial instruments used to hedge foreign currency and interest rate risk						(57)	–
Net debt / available liquidity						5,650	1,090

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to Group borrowings.

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The fair value of the Group’s total borrowings excluding lease obligations at March 31, 2020 is $6,189 million (December 31, 2019: $5,774 million).

At December 31, 2019, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.750% Senior Secured Notes	EUR	741	15-Mar-24	Bullet	741	832	–
4.250% Senior Secured Notes	USD	695	15-Sep-22	Bullet	695	695	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	493	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	528	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,708	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Global Asset Based Loan Facility	USD	663	07-Dec-22	Revolving	–	–	663
Lease obligations	Various	–	–	Amortizing	–	364	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	22	1
Total borrowings / undrawn facilities						5,942	664
Deferred debt issue costs and bond premium						(32)	–
Net borrowings / undrawn facilities						5,910	664
Cash and cash equivalents						(614)	614
Derivative financial instruments used to hedge foreign currency and interest rate risk						32	–
Net debt / available liquidity						5,328	1,278

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Maturity profile

The maturity profile of the Group’s borrowings is as follows:

	At March 31,	At December 31,
	2020	2019
	$'m	$'m
Within one year or on demand	610	95
Between one and three years	1,095	796
Between three and five years	878	897
Greater than five years	4,086	4,122
	6,669	5,910

Certain of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in certain areas such as incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a springing fixed charge coverage ratio covenant. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are generally of a nature customary for such facilities.

Financing activity

2020

Lease obligations of $359 million primarily reflect $25 million of new leases, offset by $22 million of principal repayments and $8 million of favourable fx movements in the three months ended March 31, 2020.

On March 20, 2020, the Group entered into a new $300 million term loan credit facility (“Credit Facility”), which was drawn in full on March 23, 2020. See Note 20. ‘Events after the Reporting Period’ for the repayment of the Credit Facility on April 8, 2020.

As at March 31, 2020 the Group had $127 million available under the Global Asset Based Loan Facility. See Note 19. ‘Other Information’.

Cross currency interest rate swaps

The Group hedges certain of its external borrowings and interest payable thereon using cross-currency interest rate swaps (“CCIRS”), with a net asset at March 31, 2020 of $57 million (December 31, 2019: $32 million net liability).

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)

Senior secured and senior notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.

(ii)

Credit Facility, Global Asset Based Loan Facility,  and other borrowings – the estimated value of fixed interest-bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity and represents Level 2 inputs.

Ardagh Group S.A.

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(iii)	CCIRS – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.

12.   Employee benefit obligations

Employee benefit obligations at March 31, 2020 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement loss of $35 million (2019 loss: $40 million) consisting of a decrease in asset valuations of $164 million (2019 increase: $127 million) partially offset by a decrease in the obligations of $129 million (2019 increase: $167 million) has been recognized in the Consolidated Interim Statement of Comprehensive Income for the three months ended March 31, 2020.

13.   Cash generated from operating activities

	Three months ended March 31,
	2020	2019
	$'m	$'m
Profit/(loss) from continuing operations	56	(21)
Income tax charge/(credit)	10	(8)
Net finance expense	34	132
Share of post-tax loss in equity accounted joint venture	3	–
Depreciation and amortization	167	162
Exceptional operating items	3	11
Movement in working capital	(409)	(177)
Transaction-related, start-up and other exceptional costs paid	(54)	(7)
Exceptional restructuring paid	(1)	(2)
Cash (used in)/generated from continuing operations	(191)	90

14.   Dividends

	Three months ended March 31,
	2020	2019
	$'m	$'m
Cash dividends on common shares declared and paid:
Interim dividend: $0.14 per share (2019: $0.14 per share)	–	(33)
	–	(33)

On February 19, 2020, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on April 1, 2020 to shareholders of record on March 18, 2020.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

15.      Discontinued operation

On October 31, 2019, the Group completed the combination of Food & Specialty with the business of Exal to form Trivium. As a result, the Food & Specialty Metal Packaging business has been reported as a discontinued operation in the three months ended March 31, 2019 in accordance with IFRS 5.

Results of Discontinued Operation

Three months ended March 31,
2019
$'m
Revenue	581
Expenses	(530)
Profit before tax	51
Income tax charge	(17)
Profit from discontinued operation	34

Total comprehensive income from discontinued operation
Attributable to equity holders	8

Basic and diluted earnings per share from discontinued operation	$0.15

In the three months ended March 31, 2020, the Group recognised a non-cash gain on disposal of $27 million arising from the remeasurement of the estimated consideration for the disposal of Food and Specialty, following advancement of the completion accounts process.

	Three months ended March 31,
	2020	2019
	$'m	$'m
Profit from discontinued operation attributable to equity holders	27	34
Weighted average number of common shares for EPS (millions)	236.4	236.3
Earnings per share from discontinued operation	$0.11	$0.15

16.   Related party transactions

With the exception of the transactions in Note 9. ‘Investment in material joint venture’, there have been no transactions in the three months ended March 31, 2020 with related parties, as disclosed in the Group’s Annual Report, that had a material effect on the financial position or performance of the Group.

Ardagh Group S.A.

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17.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the operation of installations for manufacturing of container glass;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination;
•	the design, characteristics, collection and recycling of its packaging products; and
•	the manufacturing, sale and servicing of machinery and equipment for the container glass and metal packaging industry.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh’s Food & Specialty Metal Packaging business which was sold to Trivium. In 2018, the European Commission took over this investigation and the German investigation is, as a result, at an end. Ardagh has agreed to provide an indemnity in respect of certain losses that Trivium might incur in connection with this investigation. The European Commission’s investigation is ongoing, and there is, at this stage no certainty as to the extent of any charge which may arise. Accordingly, no indemnification liability has been recognised.

With the exception of the above legal matter, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

18.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.

The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December. Demand for

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

beverage products within our Glass Packaging business is similarly strongest during the summer and during periods of warm weather, as well as the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility.

19. Other information

COVID-19

The outbreak of COVID-19 and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, may impact our business in a number of ways. This is expected to include an adverse effect from reduced global economic activity and resulting demand for our customers’ products and, therefore, the products we manufacture. It may also adversely affect our ability to operate our business, including potential disruptions to our supply chain and workforce. The COVID-19 impact on capital markets could also impact our cost of borrowing.

We expect the ultimate significance of the impact of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the length of time that such disruptions continue which will, in turn, depend on the duration of the COVID-19 pandemic and the impact of governmental regulations that might be imposed in response to the pandemic.

Our response to the outbreak of COVID-19 across our business operations can be summarized as follows:

Business Continuity

We are a leading supplier of consumer packaging solutions, comprising metal beverage cans and glass containers, primarily for the beverage and food end markets in Europe, North America and Brazil. In the markets we operate in, Ardagh is an essential provider of packaging to the beverage and food supply chain. Our people are deemed “Essential Critical Infrastructure Workers” under the guidance of the U.S. Department of Homeland Security, as are our customers. Where other governments have issued guidance, we have received equivalent designations in all other countries where we operate. As a result, all our global operations are permitted to continue to operate and did so continuously through the quarter. We will continue to manage our capacity in response to the evolution of demand.

Employee health and safety

The health and safety of our 16,000 employees and their families and communities, as well as our contractors, suppliers and customers has been our highest priority since the outbreak of the crisis. We established a Group-wide task force to ensure an effective and consistent response across our business. Regular updates have been issued and a dedicated intranet site established to facilitate effective communication of recommendations, policies and procedures. Communication with all stakeholders has been a core element in our response.

Measures continue to evolve in line with best practice and with recommendations by national health authorities and the World Health Organization. Initiatives introduced to date have included: enhanced hygiene procedures in all locations, including increased cleaning in our production facilities; increased investment in personal protective equipment; adapting work practices and routines to ensure social distancing; establishing procedures for self-isolation; travel advisories including restrictions on all non-essential travel, prior to broader restrictions on any travel; restrictions on visitors to our production facilities or by our employees to external facilities; actively encouraging and ultimately requiring remote working for non-operational personnel, and enhancing our IT capability to facilitate increased remote working.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Available liquidity

The Group’s long‑term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long‑term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates as we have successfully done in the past.

The Group generates substantial cash flow from our operations on an annual basis.  As a precautionary measure in response to the increased macroeconomic uncertainty related to COVID-19, we have increased our cash on hand and total available liquidity, by drawing on our Global Asset Based Loan facility and by entering a new $300 million Credit Facility during March 2020. The Group had $962 million in cash and cash equivalents and restricted cash as of March 31, 2020, as well as available but undrawn liquidity of $128 million under its credit facilities.

Cash and cash equivalents was increased further subsequent to the reporting period as a result of the issuance of a combined $700 million of Senior Secured Notes due 2025 comprised of 1) $500 million 5.250% Senior Secured Notes due 2025, of which $300 million has been used to repay in full the $300 million term loan credit facility plus accrued interest, and 2) $200 million add-on 5.250% Senior Secured Notes due 2025.

Going concern

At the date that the unaudited consolidated interim finance statements were approved for issue by the board of directors, the board has formed the judgement that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these unaudited consolidated interim finance statements have been prepared on a going concern basis.

In assessing whether the going concern assumption is appropriate, the board has taken into account all available information about a period, extending to at least, 30 April, 2021. In particular, the board has considered the outbreak of the novel coronavirus and measures to prevent its spread being imposed by Governments in the countries in which the Group, its suppliers and its customers operate as previously referred to.

In arriving at its conclusion, the board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities. The board has developed a number of adverse scenarios to reflect potential COVID-19 impacts on the Group’s liquidity. These informed the board’s judgement that it is appropriate to prepare the unaudited consolidated interim financial statements using the going concern basis.

Customer credit risk

Group policy is to extend credit to customers of good credit standing. Credit risk is managed on an on‑going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors and regularly monitoring the utilization of credit limits. The Group monitors actual historical credit losses and adjusts for forward-looking information to measure the level of expected losses.

Management does not expect any significant counterparty to fail to meet its obligations and there is no recent history of default with customers. Significant balances are assessed for evidence of increased credit risk. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare and there is no significant concentration of risk associated with particular customers. Adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, may also provide a basis for an increase in the level of provision above historic loss experience.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Further relevant information is contained within these unaudited consolidated interim finance statements as follows:

•	Note 8: Intangible assets and property, plant and equipment - Impairment test for goodwill
•	Note 11: Financial assets and liabilities - Maturity profile of the Group’s borrowings.
•	Note 18: Seasonality of operations
•	Note 20: Events after the reporting period

20.   Events after the reporting period

On February 19, 2020, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on April 1, 2020 to shareholders of record on March 18, 2020.

On April 7, 2020, the Group issued $500 million 5.250% Senior Secured Notes due 2025. Net proceeds from the issuance of the Notes were used to redeem in full the $300 million Credit Facility on April 8, 2020 and for general corporate purposes.

On April 8, 2020, the Group issued $200 million add-on 5.250% Senior Secured Notes due 2025. Proceeds from the issuance of the Notes will be used for general corporate purposes.

On April 22, 2020, the Board declared a cash dividend of $0.15 per common share, payable on June 17, 2020 to the shareholders of record on June 3, 2020.

Further to the announcement of January 23, 2020, Abigail P. Blunt, Yves Elsen and Oliver Graham were elected to the Board of Directors at the Group’s annual general meeting of shareholders on April 22, 2020.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three months ended March 31, 2020 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for Metal Beverage Packaging and Glass Packaging are: (i) global economic trends and end-consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily aluminum, steel, cullet, sand, soda ash and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Swedish krona, Polish zloty, Danish krone and Brazilian real.

In addition, certain other factors affect revenue and operating profit/(loss) for Metal Beverage Packaging and Glass Packaging.

Metal Beverage Packaging

Metal Beverage Packaging generates its revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability issues. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December. Accordingly, we generally build inventories in the first and fourth quarter in anticipation of the seasonal demands in our beverage business.

Metal Beverage Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, primarily cost of sales. The elements of Metal Beverage Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation, maintenance and sales, marketing and administrative costs. Metal Beverage Packaging’s variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our Metal Beverage Packaging business.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Glass Packaging

Glass Packaging generates its revenue principally from selling glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, fruit and vegetable harvests, industry trends in packaging, including marketing decisions, and the impact of environmental regulations, as well as changes in consumer sentiment including a greater awareness of sustainability issues.

In the U.S., for example, the growth in consumption of imported beer has seen reduced demand for domestically-produced mass beer brands, resulting in reduced demand for glass packaging for this end-use category. Recent years have also seen an increase in the imports of empty glass containers into the United States. In response, the Group reduced production capacity in its Glass Packaging North America division by over 10%, including the permanent closure of its Milford, Massachusetts, facility in 2018 and its Lincoln, Illinois, facility in 2019. In addition, in 2019, we filed anti-dumping and countervailing duty petitions against Chinese glass container imports at the International Trade Commission and Department of Commerce in Washington D.C.. In late 2019, the ITC preliminarily found a reasonable indication of material injury to domestic producers from such imports. In February 2020, the Department of Commerce issued an affirmative preliminary determination of countervailing duty rates ranging from 23% to 316%. The Department of Commerce is to issue its preliminary determination of antidumping rates in April.

The Group is pursuing growth opportunities in stronger performing end-markets, including food, wines and spirits and has converted production capacity from the mass beer sector to serve these alternative end-markets. Investments in advanced inspection equipment and automation have also been undertaken, and continue to be undertaken, in order to enhance quality and productivity.

Beverage sales within our Glass Packaging business are seasonal in nature, with strongest demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volumes of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for furnace rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation, maintenance and sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Results of operations

Three months ended March 31, 2020 compared with three months ended March 31, 2019:

	Unaudited
	(in $ millions)
	Three months ended March 31,
	2020	2019
Revenue	1,622	1,639
Cost of sales	(1,360)	(1,395)
Gross profit	262	244
Sales, general and administration expenses	(101)	(83)
Intangible amortization	(58)	(58)
Operating profit	103	103
Net finance expense	(34)	(132)
Share of post-tax loss in equity accounted joint venture	(3)	—
Profit/(loss) before tax	66	(29)
Income tax credit/(charge)	(10)	8
Profit/(loss) from continuing operations	56	(21)
Profit from discontinued operation	27	34
Profit for the period	83	13

Revenue

Revenue in the three months ended March 31, 2020 decreased by $17 million, to $1,622 million, compared with $1,639 million in the three months ended March 31, 2019. The decrease in revenue is primarily driven by unfavorable foreign currency translation effects of $20 million, partly offset by favorable volume/mix effects.

Cost of sales

Cost of sales in the three months ended March 31, 2020 decreased by $35 million, or 3%, to $1,360 million, compared with $1,395 million in the three months ended March 31, 2019. The decrease in cost of sales is principally due to lower input costs, lower exceptional cost of sales and favorable foreign currency translation effects. Exceptional cost of sales decreased by $9 million, mainly due to higher restructuring, impairment and start-up related charges in the three months ended March 31, 2019. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended March 31, 2020 increased by $18 million, or 7%, to $262 million, compared with $244 million in the three months ended March 31, 2019. Gross profit percentage in the three months ended March 31, 2020 increased by 130 basis points to 16.2%, compared with 14.9% in the three months ended March 31, 2019.  Excluding exceptional cost of sales, gross profit percentage in the three months ended March 31, 2020 increased by 80 basis points to 16.2% compared with 15.4% in the three months ended March 31, 2019. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Ardagh Group S.A.

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Sales, general and administration expenses

Sales, general and administration expenses in the three months ended March 31, 2020 increased by $18 million, or 22%, to $101 million, compared with $83 million in the three months ended March 31, 2019. Excluding exceptional items, sales, general and administration expenses increased by $17 million. Exceptional sales, general and administration expenses increased by $1 million, due to higher transaction-related and other costs.

Intangible amortization

Intangible amortization of $58 million in the three months ended March 31, 2020 is in line with the three months ended March 31, 2019.

Operating profit

Operating profit in the three months ended March 31, 2020 is in line with the three months ended March 31, 2019as higher gross profit as outlined above is offset by higher sales, general and administration expenses.

Net finance expense

Net finance expense for the three months ended March 31, 2020 decreased by $98 million, or 74%, to $34 million compared with $132 million for the three months ended March 31, 2019. Net finance expense for the three months ended March 31, 2020 and 2019 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended March 31,
	2020	2019
Interest expense	69	109
Net pension interest costs	4	4
Foreign currency translation (gains)/losses	(31)	10
(Gains)/losses on derivative financial instruments	(8)	9
Net finance expense from continuing operations	34	132
Net finance expense from discontinued operation	–	3
Net finance expense	34	135

Interest expense decreased by $40 million to $69 million in the three months ended March 31, 2020 compared with $109 million in the three months ended March 31, 2019. The decrease primarily relates to lower interest expense on the Group’s Senior Secured and Senior Notes, partly offset by higher other interest expense.

Foreign currency translation gains in the three months ended March 31, 2020 increased by $41 million, to $31 million, compared with a loss of $10 million in the three months ended March 31, 2019 driven by foreign exchange rate fluctuations primarily in the British pound.

Gains on derivative financial instruments in the three months ended March 31, 2020 increased by $17 million, to $8 million, compared to a loss of $9 million in the three months ended March 31, 2019. The gain is related to the Group’s CCIRS.

Ardagh Group S.A.

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Share of post–tax loss in equity accounted joint venture

The Group recognized a $3 million share of post-tax loss in its equity accounted joint venture, relating to its approximate 42% investment in Trivium.

Income tax credit/(charge)

Income tax charge in the three months ended March 31, 2020 was $10 million, a movement of $18 million from an income tax credit of $8 million in the three months ended March 31, 2019. The movement of $18 million in the income tax charge is primarily due to an increase in the pre-exceptional income tax charge of $30 million in the three months ended March 31, 2020, which is attributable to an increase in profit before exceptional items in the three months ended March 31, 2020 compared to the three months ended March 31, 2019. The increase in pre-exceptional income tax charge is partly offset by an increase in exceptional tax credits of $12 million in the three months ended March 31, 2020, mainly relating to tax credits from recent U.S. tax reform.

The effective income tax rate on profit before exceptional items for the three months ended March 31, 2020 was 33%, consistent with a rate of 33% for the three months ended March 31, 2019.

Profit/loss  from continuing operations

As a result of the items described above, the profit for the three months ended March 31, 2020 increased by $77 million to $56 million, compared with a loss of $21 million in the three months ended March 31, 2019.

Profit from discontinued operation

Profit from discontinued operation in the three months ended March 31, 2020 reflects a credit from the remeasurement of the estimated consideration for the disposal of Food and Specialty, following advancement of the completion accounts process.

Ardagh Group S.A.

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Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the year before income tax charge/(credit), net finance expense, depreciation and amortization, exceptional operating items and share of profit or loss in equity accounted joint venture.  We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see Note 4 of the Notes to the Unaudited Consolidated Interim Financial Statements.

Adjusted EBITDA in continuing operations in the three months ended March 31, 2020 decreased by $3 million, or 1%, to $273 million, compared with $276 million in the three months ended March 31, 2019.

Exceptional items

The following table provides detail on exceptional items from continuing operations included in cost of sales and sales, general and administration expenses:

	Three months ended March 31,
	2020	2019
	$'m	$'m
Restructuring costs	–	6
Impairment	–	2
Start-up related costs	–	1
Exceptional items – cost of sales	–	9
Transaction-related costs	3	2
Exceptional items – SGA expenses	3	2
Share of exceptional items in material joint venture	4	–
Exceptional items from continuing operations	7	11
Exceptional income tax credit	(14)	(2)
Exceptional items from continuing operations, net of tax	(7)	9
Exceptional items from discontinued operation, net of tax	(27)	1
Total exceptional items, net of tax	(34)	10

Exceptional items of $34 million have been recognized in the three months ended March 31, 2020, primarily comprising:

•	$3 million transaction-related and other costs.
•	$4 million from the share of exceptional items in the Trivium joint venture.
•	$14 million from tax credits primarily relating to recent U.S. tax reform.
•	$27 million credit arising from the remeasurement of the estimated consideration for the disposal of Food & Specialty, following advancement of the completion accounts process.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Exceptional items of $10 million have been recognized in the three months ended March 31, 2019 primarily comprising:

•

$9 million related to the Group’s capacity realignment programs, including restructuring costs ($6 million), property, plant and equipment impairment charges ($2 million) and start-up related costs ($1 million). These costs were incurred in Glass Packaging North America ($8 million) and Metal Beverage Packaging Europe ($1 million)

•	$2 million transaction-related and other costs, primarily comprised of costs relating to integration and other transactions.
•	$2 million from tax credits primarily related to impairment in Glass Packaging North America.
•	$1 million exceptional items from discontinued operation

Segment Information

Three months ended March 31, 2020 compared with three months ended March 31, 2019

Segment results for the three months ended March 31, 2020 and 2019 are:

	(in $ millions)		(in $ millions)
	Revenue		Adjusted EBITDA
	2020	2019	2020	2019
Metal Beverage Packaging Europe	385	392	54	69
Metal Beverage Packaging Americas	444	439	61	51
Glass Packaging Europe	384	392	89	85
Glass Packaging North America	409	416	69	71
Continuing operations	1,622	1,639	273	276
Discontinued operation	–	581	–	87
Group	1,622	2,220	273	363

Revenue

Metal Beverage Packaging Europe. Revenue decreased by $7 million, or 2%, to $385 million in the three months ended March 31, 2020, compared with $392 million in the three months ended March 31, 2019. Excluding unfavorable foreign currency translation effects of $10 million, revenue increased by $3 million principally reflecting volume/mix growth of 1%, partly offset by the pass through of lower input costs.

Metal Beverage Packaging Americas. Revenue increased by $5 million, or 1%, to $444 million in the three months ended March 31, 2020, compared with $439 million in the three months ended March 31, 2019. Revenue growth principally reflected favorable volume/mix effects of 4%, partly offset by the pass through of lower input costs.

Glass Packaging Europe. Revenue decreased by $8 million, or 2%, to $384 million in the three months ended March 31, 2020, compared with $392 million in the three months ended March 31, 2019. Excluding unfavorable foreign currency translation effects of $10 million, revenue increased by $2 million primarily driven by higher selling prices, partly offset by unfavorable volume/mix effects of 2%.

Glass Packaging North America. Revenue decreased by $7 million, or 2%, to $409 million in the three months ended March 31, 2020, compared with $416 million in the three months ended March 31, 2019. The decrease in revenue principally reflected unfavorable volume/mix effects of 2%, partly offset by the pass through of higher input costs.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Adjusted EBITDA

Metal Beverage Packaging Europe. Adjusted EBITDA decreased by $15 million, or 22%, to $54 million in the three months ended March 31, 2020, compared with $69 million in the three months ended March 31, 2019. The decrease in Adjusted EBITDA principally reflected a prior year pension credit of approximately $15 million in 2019 and unfavorable foreign currency translation effects of $2 million, partly offset by lower input costs and favorable volume/mix effects.

Metal Beverage Packaging Americas. Adjusted EBITDA increased by $10 million, or 20%, to $61 million in the three months ended March 31, 2020, compared with $51 million in the three month period ended March 31, 2019. The increase was mainly driven by lower input costs and favorable volume/mix effects.

Glass Packaging Europe. Adjusted EBITDA increased by $4 million, or 5%, to $89 million in the three months ended March 31, 2020, compared with $85 million in the three months ended March 31, 2019. The increase in Adjusted EBITDA reflected higher selling prices to recover increased input costs and other operating cost savings, partly offset by unfavorable foreign currency translation effects of $2 million.

Glass Packaging North America. Adjusted EBITDA decreased by $2 million, or 3%, to $69 million in the three months ended March 31, 2020, compared with $71 million in the three months ended March 31, 2019. The decrease in Adjusted EBITDA was mainly due to unfavorable volume/mix effects and higher operating costs, partly offset by increased selling prices.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Liquidity and Capital Resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the Global Asset Based Loan Facility.

The following table outlines our principal financing arrangements as at March 31, 2020:

		Maximum
		amount	Final maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local	$'m	$'m
		currency			currency
		m			m
4.250% Senior Secured Notes	USD	695	15-Sep-22	Bullet	695	695	–
2.750% Senior Secured Notes	EUR	741	15-Mar-24	Bullet	741	812	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	481	–
4.125% Senior Secured Notes	USD	500	15-Aug-26	Bullet	500	500	–
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,725	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	494	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
Term Loan Credit Facility	USD	300	21-Mar-22	Bullet	300	300	–
Global Asset Based Loan Facility	USD	659	07-Dec-22	Revolving	532	532	127
Lease obligations	Various	–	–	Amortizing	–	359	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	3	1
Total borrowings / undrawn facilities						6,701	128
Deferred debt issue costs and bond premium						(32)	–
Net borrowings / undrawn facilities						6,669	128
Cash and cash equivalents						(962)	962
Derivative financial instruments used to hedge foreign currency and interest rate risk						(57)	–
Net debt / available liquidity						5,650	1,090

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

The following table outlines the minimum repayments the Group is obliged to make, attributable to the continuing operation, in the twelve months ending March 31, 2021, assuming that the other credit lines will be renewed or replaced with similar facilities as they mature.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	March 31, 2021
		(in millions)			(in $ millions)
Lease obligations	Various	–		Amortizing	75
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	3
Minimum net repayment					78

The Group generates substantial cash flow from our operations and had $962 million in cash and cash equivalents and restricted cash as of March 31, 2020, as well as available but undrawn liquidity of $128 million under its credit facilities. Cash and cash equivalents was increased further subsequent to the reporting period as a result of the issuance of the $500 million 5.250% Senior Secured Notes due 2025 and the $200 million add-on 5.250% Senior Secured Notes due 2025, from which proceeds were used to repay in full the $300 million Credit Facility.

We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments on our notes and other credit facilities, and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

The Group’s long‑term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long‑term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates as we have successfully done in the past.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Cash flows

The following table sets forth a summary of our cash flow for the three months ended March 31, 2020 and 2019:

	Unaudited
	(in $ millions)
	Three months ended March 31,
	2020	2019
Operating profit from continuing operations	103	103
Depreciation and amortization	167	162
Exceptional operating items	3	11
Movement in working capital (1)	(409)	(177)
Transaction-related, start-up and other exceptional costs paid	(54)	(7)
Exceptional restructuring paid	(1)	(2)
Cash (used in)/generated from continuing operations	(191)	90
Interest paid	(84)	(80)
Income tax paid	(12)	(15)
Net cash used in operating activities - continuing operations	(287)	(5)
Net cash used in operating activities - discontinued operation (2)	–	(2)
Net cash used in operating activities	(287)	(7)

Capital expenditure (3)	(126)	(154)
Investing cash flows from continuing operations	(126)	(154)
Investing cash flows from discontinued operation	–	(40)
Net cash used in investing activities	(126)	(194)

Proceeds from borrowings	832	169
Repayment of borrowings	(18)	(2)
Dividends paid	–	(33)
Consideration paid on extinguishment of derivative financial instruments	–	(14)
Lease payments	(22)	(18)
Deferred debt issue costs paid	(5)	(2)
Financing cash flows from continuing operations	787	100
Financing cash flows from discontinued operation	–	(2)
Net inflow from financing activities	787	98

Net increase/(decrease) in cash and cash equivalents	374	(103)

Cash and cash equivalents at beginning of period	614	530
Foreign exchange losses on cash and cash equivalents	(26)	(11)
Cash and cash equivalents at end of period	962	416

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.

(2)	Operating cash flows for discontinued operations for the three months ended March 31, 2019, include interest and income tax payments of $1 million and $1 million respectively.

(3)

Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment. Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment. Capital expenditure for the three months ended March 31, 2020 includes $41 million related to the Group’s Business Growth Investment initiatives.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Net cash used in operating activities – continuing operations

Net cash used in operating activities for the three months ended March 31, 2020, of $287 million represents an increase of $282 million, compared with a $5 million net cash outflow from operating activities in the same period in 2019. The increase was due to an increase in working capital outflows of $232 million, an increase in transaction-related, start-up and other exceptional costs paid of $47 million and a decrease in exceptional operating items of $8 million, partly offset by an increase in depreciation and amortization of $5 million and a decrease in exceptional restructuring paid of $1 million. Net cash from operating activities in the continuing operations was further impacted by interest paid and tax paid of $84 million and $12 million respectively.

Net cash used in investing activities – continuing operations

Net cash used in investing activities decreased by $28 million to $126 million in the three months ended March 31, 2020, compared with $154 million in the same period in 2019 due to decreased capital expenditure primarily due to the timing of projects and furnace rebuilds.

Net inflow/(outflow) from financing activities – continuing operations

Net cash from financing activities represents an inflow of $787 million in the three months ended March 31, 2020 compared with a $100 million inflow in the same period in 2019.

Proceeds from borrowings of $832 million principally reflects net proceeds from the Group’s Global Asset Based Loan Facility of $532 million and proceeds from the Term Loan Credit Facility of $300 million.

Repayment of borrowings of $18 million relates primarily to the repayment of other borrowings in the three months ended March 31, 2020.

 Lease payments of $22 million in the three months ended March 31, 2020, increased by $4 million compared to $18 million in the three months ended March 31, 2019, reflecting increased principal repayments on the Group’s lease obligations.

In the three months ended March 31, 2019 the Group paid dividends to shareholders of $33 million. On February 19, 2020, the Company declared a cash dividend of $0.14 per common share. The dividend of $33 million was paid on April 1, 2020 to shareholders of record on March 18, 2020.

Working capital

For the three months ended March 31, 2020, the working capital outflow during the period increased by $232 million to $409 million, from an outflow of $177 million for the three months ended March 31, 2019. The increase is mainly due to unfavorable movements from trade and other payables and trade and other receivables, partly offset by favorable cashflows generated from inventory compared with the same period in 2019.

Exceptional operating costs paid

Transaction-related, start-up and other exceptional costs paid in the three months ended March 31, 2020 increased by $47 million to $54 million, compared with $7 million in the three months ended March 31, 2019. In the three months ended March 31, 2020 amounts paid of $54 million primarily related to costs relating to the contribution of the Group’s Food and Speciality Metal Packaging business with the business of Exal Corporation to form Trivium. In the three months ended March 31, 2019 amounts paid of $7 million primarily related to start-up and other transaction-related costs.

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Exceptional restructuring costs paid in the three months ending March 31, 2020, are broadly in line with the three months ended March 31, 2019.

Income tax paid

Income tax paid during the three months ended March 31, 2020 was $12 million, which represents a decrease of $3 million, compared with the three month period ended March 31, 2019. The decrease is primarily attributable to the timing of tax payments and refunds received in certain jurisdictions.

Capital expenditure – continuing operations

	(in $ millions)
	Three months ended March 31,
	2020	2019
Metal Beverage Packaging Europe	28	25
Metal Beverage Packaging Americas	39	30
Glass Packaging Europe	32	46
Glass Packaging North America	27	53
Net capital expenditure	126	154

Capital expenditure for the three months ended March 31, 2020 decreased by $28 million to $126 million, compared with $154 million for the three months ended March 31, 2019. The decrease was primarily attributable to the timing of projects and furnace rebuild and repair activity. Capital expenditure for the three months ended March 31, 2020 includes $41 million related to the Group’s Business Growth Investment initiatives.

In Metal Beverage Packaging Europe, capital expenditure in the three months ended March 31, 2020 was broadly in line with the prior year. In Metal Beverage Packaging Americas capital expenditure in the three months ended March 31, 2020 was $39 million, compared with $30 million in the same period in 2019 with the increase primarily attributable to increased capital investment initiatives. In Glass Packaging Europe, capital expenditure was $32 million in the three months ended March 31, 2020, compared with $46 million in the same period in 2019 with the decrease mainly attributable to furnace rebuild and repair activity in 2019. In Glass Packaging North America, capital expenditure was $27 million in the three months ended March 31, 2020, compared with $53 million in the same period in 2019, reflecting the timing of furnace rebuild and repair activity.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of  $377 million were sold under these programs at March 31, 2020 (December 31, 2019: $473 million).

Ardagh Group S.A.

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Table of contents	Exhibit 99.1

Cautionary Statement Regarding Forward‑Looking Statements

This report includes statements that are, or may be deemed to be, forward‑looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward‑looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward‑looking statements.

Although we believe that the estimates reflected in the forward‑looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward‑looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

All forward‑looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward‑looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward‑looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this report.

Ardagh Group S.A.